ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Management’s Discussion and Analysis

Six Months Ended June 30, 2006

This discussion and analysis of financial position and results of operations is prepared as at August 18, 2006 and should be read in conjunction with the interim consolidated financial statements for the six months ended June 30, 2006 and the related notes thereto.  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as a result do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Accordingly, readers may want to refer to the December 31, 2005 and 2004 annual audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) and the accompanying notes.  These documents are available for viewing on SEDAR at www.sedar.com.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects.  The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Cerro Jumil (formerly La Esperanza Project), Mexico

The Company conducted a program of outcrop sampling in areas under concession preparatory to a drill program. On July 22, 2005 the Company reached a long-term exploration agreement with the local community of Tetlama which owns the surface land. This agreement allows Esperanza full access to the property for all exploration purposes.

During November of 2005, the Company began a second phase of diamond core drilling on the project. A cumulative total (Phase I and II) of 31 drill holes were completed through the end of March of 2006. Drilling activity has been temporally halted in April of 2006 to allow a change over from a diamond core to a reverse circulation rig.  Esperanza is currently conducting a geophysical survey, up-grading its infrastructure and expanding its exploration permit area. Drilling is expected to recommence in the fourth quarter of 2006.

San Luis Project, Peru

During August of 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. High-grade silver and gold has been found in a newly discovered vein system. The project is considered grass-roots and significant exploration is required prior to any resource definition. The project is subject to a prospecting agreement with Silver Standard Resources Inc. (“Silver Standard”).  Silver Standard, under the terms of the prospecting agreement, elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property.  It may increase its ownership to 80% in phases by funding feasibility and development activities.  As at June 30, 2006, the total cumulative San Luis property expenditures incurred were $518,981, of which $216,083 remains recoverable from Silver Standard.

The Company completed the construction of camp facilities and other necessary infrastructure to conduct its field programs. Subsequent to the year-end the Company has reached agreement with all local communities and received the necessary permits to conduct its field exploration and initial drill programs.

During the first half of 2006 the Company has been conducting systematic surface exploration including geochemical surveys and geologic mapping over the principal vein area as well as developing infrastructure (drill roads and an expanded camp). A drill program has been planned to begin in the third quarter of 2006.

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

On March 29, 2005, the Company entered into a joint exploration agreement with Silver Standard Resources Inc., a company related by virtue of its having one director in common with Esperanza.  Under the terms of the agreement, Silver Standard will contribute US$300,000 ($172,502 contributed to June 30, 2006) and Esperanza will contribute US$200,000 ($115,001 contributed to June 30, 2006) during the first two years of the program.  These funds will be used for the identification and acquisition of new prospects.  During the current period, the Peru program expenditures totaled $115,808, of which US$27,806 was recoverable from Silver Standard.

New prospecting outside of the San Luis JV area continues under the terms of the original March 29, 2005 agreement. The Company has also begun a new generative exploration program in Mexico.

Flor de Loto Project, Peru

On December 15, 2003 the Company acquired the Flor de Loto project in Peru consisting of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccia.  The Company subsequently acquired an additional 2800 hectares of mineral concession by “staking”. The Company paid US$5,000 on signing the option agreement and will have to make additional payments as described in note 4 of the June 30, 2006 interim consolidated financial statements.  The Company is currently seeking a joint-venture partner to advance this property.

Results of Operations

The Company recorded a loss of $998,303 for the three months ended June 30, 2006 (2005 – $459,558).  The increase in the loss over the prior year’s comparative period was due mainly to the recording of stock-based compensation expense of $747,347 (2005 - $231,769) as well as to higher costs for consulting, property examinations and holding costs and for transfer agent and filing fees.  Property examination and holding costs were higher than the prior comparative quarter because the Company was performing regional exploration in both Peru and Mexico whereas in the prior comparative period Esperanza was mainly performing regional work in Mexico.

The Company recorded a loss of $1,268,772 for the six months ended June 30, 2006 (2005 – $610,160).  The increase in the loss over the prior year’s comparative period was due to higher costs for stock-based compensation, consulting, property examinations and holding costs and for transfer agent and filing fees.  Consulting costs increased due to management bonuses which were expensed in the current period.  Property examination and holding costs were higher than the prior comparative period because the Company was performing regional exploration in Peru and Mexico and incurred holding costs on the Atocha property whereas in the prior comparative period Esperanza was only performing regional work in Mexico.  Costs for transfer agent and filing fees were higher in the current period as the result of the completion of the private placement in February 2006.

Liquidity and Capital Resources

The Company started 2006 with working capital of $3,544,232 and working capital as at June 30, 2006 was $5,091,656.  The increase in working capital of $1,547,424 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $2,970,000.  The proceeds from share issuances were partially offset by the loss for the period adjusted for items not affecting cash, of $514,588 and investments in mineral properties of approximately $896,000.  Of the $896,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program on the Cerro Jumil property (formerly La Esperanza).   The Company made a term investment totaling $2,714,388 during the current period at an interest rate of 3.85 per cent per annum.  The investment is convertible into cash at any time after thirty days without interest penalty.

Subsequent to June 30, 2006, the Company received $61,060 on the exercise of 88,641 share purchase warrants.  The Company currently has sufficient working capital to carry out its 2006 exploration programs and to cover general and administrative costs.  However, should the Company make a significant property acquisition or decide to accelerate development on one of more of its properties; the Company may require additional working capital.

The Company is required to make the following option payments in 2006 in order to maintain its properties in good standing:

Flor de Loto

US$25,000

In May 2006, the Company paid US$25,000 and issued 40,000 common shares to meet its commitment under the option agreement for Cerro Jumil.

Quarterly Information

	2006	2006	2005	2005
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 1,043,126	$ 270,469	$ 204,506	$ 192,714
Loss for the period	998,303	270,469	6,828,020	192,714
Loss per Share (Basic and Diluted)	(0.03)	(0.01)	(0.24)	(0.01)

	2005	2005	2004	2004
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 426,664	$ 155,398	$ 263,918	$ 354,957
Loss for the period	459,558	150,602	260,727	348,737
Loss per Share (Basic and Diluted)	(0.02)	(0.01)	(0.01)	(0.02)

2004

In the first quarter of 2004, operating costs declined from the prior quarter because no stock based compensation costs were recognized and because there was a lower level of property examination costs due to the shift in focus from regional exploration to property development costs which are capitalized.  Operating costs increased marginally in the second quarter of 2004 due to higher administrative costs related to annual filings and shareholder communications.  In the third quarter, costs increased by $183,920.  This was due to the recognition of approximately $203,000 of stock based compensation costs.  Operating expenditures declined in the fourth quarter of 2004 because stock-based compensation was lower by approximately $194,000 compared to the prior quarter.  However this was partially offset by increased expenditures on property examinations, higher investor relations costs, higher transfer agent and filing fees and higher foreign exchange losses.

2005

In the first quarter of 2005, operating costs declined significantly from the fourth quarter of 2004 as the Company reduced its expenditures on regional property examination costs from approximately $76,000 to about $31,000, incurred lower costs for investor relations and had an exchange gain compared to an exchange loss in the previous quarter.  In the second quarter of 2005, Esperanza’s operating expenditures increased by $271,266 over the first quarter.  The main increases in costs were due to stock-based compensation and investor relations.  During the third quarter, operating expenditures decreased from the prior quarter as a result of significantly lower stock-based compensation expense.  In addition, the prior quarter’s loss included a write-down of mineral property costs while no write-down occurred during the third quarter.  The fourth quarter operating expenses were approximately $12,000 higher than those in the third quarter.  Property examination costs were higher by $22,000 due to ongoing regional exploration in Mexico and Peru.  Transfer agent and regulatory fees were higher by $24,000 than the prior quarter because of filing fees related to the private placement completed in November.  Accounting and legal expenses were $9,000 higher than for the third quarter because they included an accrual for the year-end audit. These increases were substantially offset by higher interest income and by a reduction in the accrual for stock based compensation for options which were not fully vested.  The significant increase in the loss for the quarter was due to the write-down of the Atocha property which amounted to $6,625,190.

2006

In the first quarter of 2006, operating costs were $66,000 higher than for the prior quarter.  This was due to higher consulting costs and higher property examination and holding costs partially offset by lower costs for accounting and legal and transfer agent and filing fees and increased interest income.  Consulting costs were higher due to management bonuses.  Legal and accounting costs were lower because the current quarter had no charges for audit fees.  Property examination and holding costs were higher in the current quarter due to regional exploration in Peru and holding costs incurred on the Atocha property.  Interest income increased in the current quarter as the result of having a greater amount of cash available for interest bearing investments.  In the second quarter of 2006, operating costs were $750,756 higher than for the prior quarter.  This was due mainly to significantly higher stock-based compensation expense.

Transactions with Related Parties

Effective April 1, 2004, the Company entered into a services agreement with Quest Management Corp.  Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay consultants directly for accounting and other administrative services. During the six month period ended June 30, 2006, a total of $7,500 (2005 - $6,000) was charged by Quest for rent and at June 30, 2006, the Company owed Quest $1,337 (2005 - $1,070).

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the six months ended June 30, 2006, the President was paid $61,596 (2005 - $65,159) in consulting fees and health insurance benefits and $46,720 (2005 - $Nil) for a management bonus.  As at June 30, 2006, $10,031 (2005 - $12,772) was payable to the President of the Company and $10,675 (2005 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.  The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at August 18, 2006 there were 36,968,179 common shares issued and outstanding.  There were also 3,177,500 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $1.56 per share.  All of the outstanding options have vested.  There were also 4,323,027 warrants outstanding which expire between December 1, 2006 and August 31, 2007 with exercise prices ranging between $0.55 and $1.50 per share.  Refer to Notes 5 of the June 30, 2006 interim consolidated financial statements for more details on these outstanding securities.